UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number: 001-41566

KWESST Micro Systems Inc.
(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 5.1, 5.2, 10.1, 23.1 and 23.2 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-277196).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KWESST MICRO SYSTEMS INC.
(Registrant)

Date:	April 8, 2024	By:	/s/ Sean Homuth
		Name:	Sean Homuth
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

5.1	Opinion of Fasken Martineau DuMoulin LLP regarding legality of securities being registered

5.2	Opinion of Dorsey & Whitney LLP regarding legality of securities being registered

10.1	Underwriting Agreement, dated April 4, 2024, by and between KWESST Micro Systems Inc. and ThinkEquity LLC

23.1	Consent of Fasken Martineau DuMoulin LLP (included in Exhibit 5.1)

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.2)

99.1	News Release dated April 4, 2024